Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 10, 2007.

Item 3	News Release
The news release was disseminated on May 10, 2007 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. announces that it will issue a news release with the First Quarter 2007 financial results on Monday, May 14, 2007.

A conference call with management to review First Quarter 2007 results and project activities is scheduled on Monday, May 14, 2007 at 10:00 a.m. EDT.

Item 5	Description of Material Change
See attached news release 07-07.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
May 11, 2007.

May 10, 2007	News Release 07-07

FIRST QUARTER 2007 RESULTS AND CONFERENCE CALL

Vancouver, B.C. - Silver Standard Resources Inc. announces that it will issue a news release with the First Quarter 2007 financial results on Monday, May 14, 2007.

A conference call with management to review First Quarter 2007 results and project activities is scheduled on Monday, May 14, 2007 at 10:00 a.m. EDT.

Toll-free in North America:  1-866-400-3310
Toronto local and overseas:  1-416-850-9144

Replay will be available for one week by calling toll free in North America: 1-866-245-6755, passcode 545338; local and overseas callers may telephone 1-416-915-1035, passcode 545338. The audio file will also be available on the company’s web site after May 14, 2007. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the con1pany's projects future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company's ability to raise sufficient capital to fund development, changes in economic conditions or1inancial markets. changes in prices for the company's mineral products or Increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company's filings with the Securities and Exchange Commission.